UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 20 January 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Issued by Harmony Gold Mining Company Limited

20 January 2011

For more details contact:

Henrika Basterfield
Investor Relations Officer
+27 11 411 2314 (work)
+27 82 759 1775(mobile)

or

Marian van der Walt
Executive: Corporate and Investor Relations
+27 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

Fatality at Bambanani mine

Johannesburg. Thursday, 20 January 2011. Harmony Gold Mining Company Limited regrets to advise that an employee has died in a fall of ground accident, at its Bambanani mine near Welkom.

The accident occurred at approximately midnight last night, some 2900 meters below surface.

Operations have been stopped until such time as all investigations into the accident has been completed.

Harmony's Chief Executive, Graham Briggs and his management team, express their sincere condolences to the families of the deceased and those affected by the incident.

ends.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 20, 2011

                                                    Harmony Gold Mining Company Limited

                                                    By: /s/ Hannes Meyer

                                                     Name: Hannes Meyer
                                                     Title: Financial Director